SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-CR

Part A: General information

Item A.1	Report for November 12, 2019

Item A.2	CIK Number of registrant - 0000778202

Item A.3	EDGAR Series Identifier - S000001187

Item A.4	Securities Act File Number - 033-00488

Item A.5

Name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR

John Kernan, PNC Capital Advisors LLC
john.kernan@pnc.com
216.222.8475

Part B: Default or event of insolvency of portfolio security issuer — NOT APPLICABLE

Part C: Provision of financial support to fund

Item C.1	Description of nature of support — Capital contribution made in connection with the reorganization of PNC Treasury Money Market Fund (the Fund)

Item C.2	Person providing support — PNC Investment Company, LLC

Item C.3	Brief description of relationship between the person providing support and the fund — PNC Investment Company LLC is an affiliate of PNC Capital Advisors, LLC, the investment adviser to the Fund.

Item C.4	Date support provided — November 12, 2019

Item C.5	Amount of support - $71,415.35

Item C.6	Not applicable.

Item C.7	Not applicable.

Item C.8

Brief description of reason for support — PNC Investment Company LLC contributed an amount of capital in connection with the upcoming, previously announced reorganization of PNC Treasury Money Market Fund (the “Fund”), which is scheduled to occur on or about November 15, 2019 (the “Reorganization”). The cash value of an investment in the Fund is not expected to change as a result of the Reorganization and shareholders of the Fund are expected to receive shares of the acquiring fund with a total dollar value equal to the total dollar value of the Fund shares at the time of the Reorganization. The amount of the capital contribution was determined by reference to prior realized losses and/or other permanent impairments to the net asset value of the Fund, in accordance with the terms of a transaction agreement between PNC Capital Advisors, LLC and Federated Investors, Inc., the acquiring fund’s adviser. Neither PNC

Investment Company LLC nor PNC Capital Advisors, LLC has a claim on the Fund’s assets in respect of the contribution.

Item C.9

Term of support — The capital contribution is intended to be a one-time contribution but other contributions may be made, if necessary, to cause each shareholder of record of the Fund on the reorganization date to receive $1 for each share held after the close of business on that date.

Item C.10	Brief description of any contractual restrictions relating to support — Not applicable

Part D: Deviation between current net asset value per share and intended stable price per share — NOT APPLICABLE

Part E: Imposition of liquidity fee — NOT APPLICABLE

Part F: Suspension of fund redemptions — NOT APPLICABLE

Part G: Removal of liquidity fees and/or resumption of fund redemptions — NOT APPLICABLE

Part H: Optional disclosure

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PNC Treasury Money Market Fund, a series of PNC Funds Inc

Date: November 12, 2019

	By:	/s/ Michele Nahrstedt
Michele Nahrstedt
Treasurer